UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 9, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second Quarter and Six Months 2011 Results and Declares Quarterly Dividend,” dated August 9, 2011.

Exhibit

1.	Press Release dated August 9, 2011

Exhibit A

Textainer Group Holdings Limited Reports Second Quarter and Six Months 2011 Results and Declares Quarterly Dividend

Raises Dividend by 6.5% to $0.33 per Common Share, Representing Sixth Consecutive Increase to Quarterly Payout

Second Quarter and Year-to-Date 2011 Highlights

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $51.7 million, or $1.03 per diluted common share, for the second quarter and $88.9 million, or $1.78 per diluted common share, for the six months ended June 30, 2011;

•

Completed a capital restructuring of our primary asset-owning subsidiary, Textainer Marine Containers Limited (“TMCL”), effective June 30, 2011, whereby our wholly-owned subsidiary, Textainer Limited (“TL”), now owns 100% of TMCL. The restructuring resulted in a $19.8 million gain on sale of containers to the prior noncontrolling interest holder for the second quarter and six months ended June 30, 2011. The gain was the result of recognizing the fair value of containers and direct finance leases in excess of their book value exchanged for TMCL’s common shares at the time of the transaction. This was a noncash transaction;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest (“NCI”)(1) of $40.4 million, or $0.81 per diluted common share, for the second quarter, and $75.9 million, or $1.52 per diluted common share, for the six months ended June 30, 2011;

•	Increased average fleet utilization to 98.7% for the second quarter of 2011 from 95.3% for the second quarter 2010;

•

Utilized balance sheet strength to order a total of 172,100 Twenty-Foot Equivalent Units (“TEU”) of new standard dry-freight containers for delivery through June 2011, 15,000 TEU of new refrigerated containers for delivery through December 2011 and 211,600 TEU of used containers, a total of 398,700 TEU, representing $761 million of capital expenditures year-to-date, a new record;

•	TMCL issued $400 million in asset backed notes with an interest rate fixed at 4.70% per annum and final target and legal payment dates of June 15, 2021 and June 15, 2026, respectively;

•	Paid a $0.31 per common share dividend on May 23, 2011 to all shareholders of record as of May 16, 2011; and

•	Declared a dividend increase of 6.5% to $0.33 per common share, payable on August 26, 2011 to all shareholders of record as of August 19, 2011.

HAMILTON, Bermuda, August 9, 2011 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the second quarter and six months ended June 30, 2011.

Total revenue for the second quarter 2011 was $105.7 million, which was an increase of $31.1 million, or 42%, compared to $74.6 million for the prior year comparable quarter. For the six months ended June 30, 2011, total revenue was $196.9 million, which was an increase of $52.7 million, or 37% compared to $144.3 million for the prior year comparable period. EBITDA(1—see GAAP to non-GAAP reconciliations) for the second quarter 2011 was $86.5 million, which was an increase of $34.9 million, or 68%, compared to $51.6 million for the prior year comparable quarter. The increase in EBITDA(1) for the second quarter 2011 compared to the prior year comparable quarter was primarily due to a 36.0% increase in the Company’s owned fleet size, a 8.6% increase in per diem rental rates and a 3.4 percentage point improvement in utilization. EBITDA(1) for the six months ended June 30, 2011 was $156.4 million, which was an increase of $59.1 million, or 61%, compared to $97.3 million for the prior year comparable period. The increase in EBITDA(1) for the six months ended June 30, 2011 compared to the prior year comparable period was primarily due to a 28.6% increase in the Company’s owned fleet size, an 11.7% increase in per diem rental rates and a 5.7 percentage point improvement in utilization.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the second quarter 2011 was $40.4 million, which was an increase of $11.5 million, or 40%, compared to $29.0 million for the prior year comparable quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the second quarter 2011 was positively affected by the increases in the Company’s owned fleet size and per diem rental rates and the improvement in utilization. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the second quarter 2011 was $0.81 per share, which was an increase of $0.22 per share, or 37%, compared to $0.59 per share for the prior year comparable quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the six months ended June 30, 2011 was $75.9 million, which was an increase of $21.4 million, or 39%, compared to $54.5 million for the prior year comparable period. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the six months ended June 30, 2011 was positively affected by the increases in the Company’s owned fleet size and per diem rental rates and the improvement in utilization. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the six months ended June 30, 2011 was $1.52 per share, which was an increase of $0.41 per share, or 37%, compared to $1.11 per share for the prior year comparable period.

Net income attributable to Textainer Group Holdings Limited common shareholders for the second quarter 2011 was $51.7 million, which was an increase of $26.6 million, or 106%, compared to $25.1 million for the prior year comparable quarter. The increase in net income attributable to Textainer Group Holdings Limited common shareholders for the second quarter 2011 was primarily due to a $19.8 million gain on sale of containers to NCI, the increases in the Company’s owned fleet size and per diem rental rates and the improvement in utilization. Net income attributable to Textainer Group Holdings Limited common shareholders for the six months ended June 30, 2011 was $88.9 million, which was an increase of $39.6 million, or 80%, compared to $49.3 million for the prior year comparable period. The increase in net income attributable to Textainer Group Holdings Limited common shareholders for the six months ended June 30, 2011 was primarily due to the $19.8 million gain on sale of containers to NCI, the increases in the Company’s owned fleet size and per diem rental rates and the improvement in utilization.

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the second quarter 2011 was $1.03, which was an increase of $0.52 per share, or 102%, from the $0.51 per share for the prior year comparable quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the six months ended June 30, 2011 was $1.78, which was an increase of $0.77 per share, or 76%, from the $1.01 per share for the prior year comparable period.

John A. Maccarone, President and Chief Executive Officer of Textainer, commented, “Textainer achieved solid results for the second quarter of 2011 aided by a record $556.2 million of orders of new containers and $204.8 million on used containers, for a total of $761 million of capital expenditures year-to-date, a new record. Continued record high utilization and historically high sales prices for our older containers being retired from marine service also contributed to our results. With 78% of our fleet committed to long-term and direct financing leases, we expect to continue to provide our shareholders with a sizeable contracted revenue stream. Also, as a result of a capital restructuring of TMCL, TL now owns 100% of TMCL, eliminating the related noncontrolling equity interest. This transaction simplifies our capital structure.”

Mr. Maccarone concluded, “Textainer’s Board declared a dividend increase for the sixth consecutive quarter. Our second quarter 2011 dividend represents an increase of 6.5% from our previous quarterly payout and continues our record of stable or increasing dividends.”

Outlook

Industry

While in-fleet container utilization continues to remain at historic highs, demand for our new standard dry-freight containers began to slow during the second quarter. We did not order any new standard dry freight containers for July or August production because we had an ample supply available from new production through June. Unless the traditional peak season occurs during August and September, it is unlikely that we will order new standard dry-freight containers for the next few months. Conversely, the demand for refrigerated containers remains strong. We have already ordered more than twice as many refrigerated containers for delivery through December 2011 than in each of the three previous full years.

At this point, we expect that high in-fleet utilization will continue through at least the remainder of 2011.

Strategic Focus

TMCL’s issuance of $400 million in fixed rate asset backed notes in June represented one of the largest container securitizations in history and again demonstrated Textainer’s ability to attract strong investor support in the debt markets. With a debt-to-equity ratio of 2.2:1, we are in a strong position to continue purchasing both new and used containers to meet market demand and maintain our industry leading position.

Dividend

On August 5, 2011, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.33 per share on Textainer’s issued and outstanding common shares, payable on August 26, 2011 to shareholders of record as of August 19, 2011. This dividend is an increase of $0.02 per share from the prior quarter and will continue Textainer’s history of paying constant or higher dividends every quarter since our October 2007 initial public offering. Combined, these dividends have averaged 45% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) during this period. The current dividend represents 40% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI(1) for the second quarter.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 am EDT on Tuesday, August 9, 2011 to discuss Textainer’s 2011 second quarter results. An archive of the Webcast will be available one hour after the live call through August 9, 2012. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.6 million containers, representing more than 2.4 million TEU, in our owned and managed fleet. We lease containers to approximately 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 77,000 containers during the last calendar year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that it will continue to provide its shareholders with a sizeable contracted revenue stream; (ii) Textainer’s belief that, unless the traditional peak season occurs during August and September, it is unlikely that Textainer will order new standard dry-freight containers for the next few months; (iii) Textainer’s belief that, at this point, it expects that high in-fleet utilization will continue through at least the remainder of 2011; (iv) the timing for deliveries of new standard dry-freight containers and new refrigerated containers; and (v) Textainer’s belief that it is in a strong position to continue purchasing both new and used containers to meet market demand and maintain its industry leading position. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following: any deceleration or reversal of the current domestic and global economic recoveries may materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects; lease rates may decrease, which could harm our business, results of operations and financial condition and lessee defaults may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business, results of operations and financial condition; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our business, results of operations and financial condition; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2011.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2011 and December 31, 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$77,162	$57,081
Accounts receivable, net of allowance for doubtful accounts of $9,281 and $8,653 in 2011 and 2010, respectively	79,639	63,511
Net investment in direct financing and sales-type leases	23,094	19,117
Trading containers	2,956	404
Containers held for sale	2,030	2,883
Prepaid expenses	11,448	8,603
Deferred taxes	1,896	1,895
Due from affiliates, net	5	—

Total current assets	198,230	153,494

Restricted cash	35,941	15,034
Containers, net of accumulated depreciation of $354,961 and $361,791 at 2011 and 2010, respectively	1,833,678	1,437,259
Net investment in direct financing and sales-type leases	74,886	72,224
Fixed assets, net of accumulated depreciation of $9,186 and $8,820 at 2011 and 2010, respectively	1,885	1,804
Intangible assets, net of accumulated amortization of $30,679 and $27,441 at 2011 and 2010, respectively	49,438	60,122
Interest rate swaps	344	1,320
Other assets	8,620	5,950

Total assets	$2,203,022	$1,747,207

Liabilities and Equity
Current liabilities:
Accounts payable	$5,558	$6,296
Accrued expenses	9,568	11,988
Container contracts payable	154,237	98,731
Deferred revenue	8,408	6,855
Due to owners, net	13,975	17,545
Bonds payable	91,500	51,500

Total current liabilities	283,246	192,915
Revolving credit facility	201,000	104,000
Secured debt facility	540,372	558,127
Bonds payable	509,904	175,570
Deferred revenue	1,598	2,994
Interest rate swaps	14,847	13,581
Income tax payable	23,441	20,821
Deferred taxes	8,089	8,632

Total liabilities	1,582,497	1,076,640

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,921,943 and 48,318,058 at 2011 and 2010, respectively	489	483
Additional paid-in capital	158,504	181,602
Accumulated other comprehensive income (loss)	69	(52)
Retained earnings	461,463	401,849

Total Textainer Group Holdings Limited shareholders’ equity	620,525	583,882
Noncontrolling interest	—	86,685

Total equity	620,525	670,567

Total liabilities and equity	$2,203,022	$1,747,207

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Six Months Ended June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenues:
Lease rental income	$83,049	$56,741	$155,408	$106,322
Management fees	7,615	6,897	15,299	13,305
Trading container sales proceeds	5,655	3,618	10,420	7,635
Gains on sale of containers, net	9,417	7,376	15,811	16,990

Total revenues	105,736	74,632	196,938	144,252

Operating expenses (income):
Direct container expense	4,315	7,965	8,273	17,341
Cost of trading containers sold	5,024	2,919	9,190	6,081
Depreciation expense	24,001	13,188	42,867	26,031
Amortization expense	1,574	1,575	3,332	3,152
General and administrative expense	6,043	5,601	12,241	10,949
Short-term incentive compensation expense	1,494	1,350	2,453	2,116
Long-term incentive compensation expense	1,372	1,063	3,108	3,138
Bad debt expense (recovery), net	408	(205)	544	(481)
Gain on sale of containers to noncontrolling interest	(19,773)	—	(19,773)	—

Total operating expenses, net	24,458	33,456	62,235	68,327

Income from operations	81,278	41,176	134,703	75,925

Other income (expense):
Interest expense	(9,011)	(2,781)	(16,534)	(5,435)
Interest income	7	3	14	6
Realized losses on interest rate swaps and caps, net	(2,765)	(2,354)	(5,407)	(5,107)
Unrealized losses on interest rate swaps, net	(4,453)	(4,728)	(2,242)	(6,328)
Other, net	(79)	(279)	(130)	(337)

Other expense, net	(16,301)	(10,139)	(24,299)	(17,201)

Income before income tax and noncontrolling interest	64,977	31,037	110,404	58,724
Income tax expense	(3,766)	(2,654)	(6,380)	(3,268)

Net income	61,211	28,383	104,024	55,456
Less: Net income attributable to the noncontrolling interest	(9,514)	(3,306)	(15,137)	(6,140)

Net income attributable to Textainer Group Holdings Limited common shareholders	$51,697	$25,077	$88,887	$49,316

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.06	$0.52	$1.82	$1.03
Diluted	$1.03	$0.51	$1.78	$1.01

Weighted average shares outstanding (in thousands):
Basic	48,899	48,067	48,780	48,050
Diluted	49,975	49,157	49,855	49,036

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six months Ended June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities:
Net income	$104,024	$55,456

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	42,867	26,031
Bad debt expense (recovery), net	544	(481)
Unrealized losses on interest rate swaps, net	2,242	6,328
Amortization of debt issuance costs	3,679	1,019
Amortization of intangible assets	3,332	3,152
Amortization of acquired net (below) above-market leases	(294)	283
Amortization of deferred revenue	(3,907)	(3,573)
Amortization of unearned income on direct financing and sales-type leases	(4,551)	(4,121)
Gains on sale of containers, net	(15,811)	(16,990)
Gain on sale of containers to noncontrolling interest	(19,773)	—
Share-based compensation expense	3,261	3,261
Changes in operating assets and liabilities	(23,405)	2,925

Total adjustments	(11,816)	17,834

Net cash provided by operating activities	92,208	73,290

Cash flows from investing activities:
Purchase of containers and fixed assets	(527,085)	(61,766)
Proceeds from sale of containers and fixed assets	35,410	32,635
Receipt of principal payments on direct financing and sales-type leases	14,973	27,625

Net cash used in investing activities	(476,702)	(1,506)

Cash flows from financing activities:
Proceeds from revolving credit facility	137,000	29,000
Principal payments on revolving credit facility	(40,000)	(24,000)
Proceeds from secured debt facility	336,000	47,000
Principal payments on secured debt facility	(353,803)	(56,000)
Proceeds from bonds payable	400,000	—
Principal payments on bonds payable	(25,750)	(25,750)
Increase in restricted cash	(20,907)	(7,133)
Debt issuance costs	(7,472)	(11,672)
Issuance of common shares upon exercise of share options	5,626	1,728
Excess tax benefit from share-based payment awards	3,034	—
Dividends paid	(29,273)	(22,568)

Net cash provided by (used in) financing activities	404,455	(69,395)

Effect of exchange rate changes	120	(62)

Net increase in cash and cash equivalents	20,081	2,327

Cash and cash equivalents, beginning of the year	57,081	56,819

Cash and cash equivalents, end of period	$77,162	$59,146

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Six Months Ended June 30, 2011 and 2010

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the noncontrolling interest), net cash provided by operating activities to EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses on interest rate swaps, net, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the noncontrolling interest) and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized losses on interest rate swaps, net, gain on sale of containers to NCI and the related impact of reconciling items on net income attributable to the noncontrolling interest) for the three and six months ended June 30, 2011 and 2010. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI are useful in evaluating our operating performance because unrealized losses on interest rate swaps, net and gain on sale of containers to NCI are both noncash items and unrealized losses on interest rate swaps is a non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to NCI reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$51,697	$25,077	$88,887	$49,316
Adjustments:
Interest income	(7)	(3)	(14)	(6)
Interest expense	9,011	2,781	16,534	5,435
Realized losses on interest rate swaps and caps, net	2,765	2,354	5,407	5,107
Unrealized losses on interest rate swaps, net	4,453	4,728	2,242	6,328
Income tax expense	3,766	2,654	6,380	3,268
Net income attributable to the noncontrolling interest	9,514	3,306	15,137	6,140
Depreciation expense	24,001	13,188	42,867	26,031
Amortization expense	1,574	1,575	3,332	3,152
Gain on sale of containers to noncontrolling interest	(19,773)	—	(19,773)	—
Impact of reconciling items on net income attributable to the noncontrolling interest	(456)	(4,058)	(4,612)	(7,481)

EBITDA	$86,545	$51,602	$156,387	$97,290

Net cash provided by operating activities			$92,208	$73,290
Adjustments:
Bad debt (expense) recovery, net			(544)	481
Amortization of debt issuance costs			(3,679)	(1,019)
Amortization of acquired below (above)-market leases			294	(283)
Amortization of deferred revenue			3,907	3,573
Amortization of unearned income on direct financing and sales-type leases			4,551	4,121
Gains on sale of containers, net			15,811	16,990
Share-based compensation expense			(3,261)	(3,261)
Interest income			(14)	(6)
Interest expense			16,534	5,435
Realized losses on interest rate swaps and caps, net			5,407	5,107
Income tax expense			6,380	3,268
Changes in operating assets and liabilities			23,405	(2,925)
Impact of reconciling items on net income attributable to the noncontrolling interest			(4,612)	(7,481)

EBITDA			$156,387	$97,290

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest:

Net income attributable to Textainer Group Holdings Limited common shareholders	$51,697	$25,077	$88,887	$49,316
Adjustments:
Unrealized losses on interest rate swaps, net	4,453	4,728	2,242	6,328
Gain on sale of containers to noncontrolling interest	(19,773)	—	(19,773)	—
Impact of reconciling items on net income attributable to noncontrolling interest	4,050	(833)	4,519	(1,170)

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest	$40,427	$28,972	$75,875	$54,474

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest:

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.03	$0.51	$1.78	$1.01
Adjustments:
Unrealized losses on interest rate swaps, net	0.09	0.10	0.04	0.13
Gain on sale of containers to noncontrolling interest	(0.40)	—	(0.40)	—
Impact of reconciling items on net income attributable to noncontrolling interest	0.09	(0.02)	0.10	(0.03)

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses on interest rate swaps, net and gain on sale of containers to noncontrolling interest	$0.81	$0.59	$1.52	$1.11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2011

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer